Amendment to the By-Laws of Giddings & Lewis, Inc.
                            (effective June 26, 1996)


             Section 3.01(b) of the By-Laws of Giddings & Lewis, Inc. has been amended in its entirety to provide as follows:

   (b) The number of directors of the corporation shall be nine (9), divided into three (3) classes of three (3), three (3) and three (3) directors, respectively. At each Annual Meeting the successors to the class of directors whose term shall expire at the time of such Annual Meeting shall be elected to hold office until the third succeeding Annual Meeting, and until such directors' successors are duly elected and, if necessary, qualified or until there is a decrease in the number of directors that takes effect after the expiration of such directors' term.

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